Emeco Holdings Limited

1 February 2008 [redacted] **Exemption File No. 82-35011**

08000673

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 31 January 2008 – Notice of Ceasing to be a Substantial Shareholder under Section 671B – Suncorp-Metway Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: +61-8-9420 0222 in Australia, facsimile: +61-8-9321-1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Nicole Burns
PA to Company Secretary

Encl (1)

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN: 112 188 815

1. Details of substantial holder

Name: *Suncorp-Metway Limited and its subsidiaries*

ACN/ARSN (if applicable): 010 831 722

The holder ceased to be a substantial holder on: 29/01/08

The previous notice was given to the company on: 15/01/08

The previous notice was dated: 15/01/08

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Suncorp Metway Investment Management Ltd	Sale	$3,890,320.57	4,003,756	4,003,756

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NOT APPLICABLE	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER ANNEXURE 1	

Signature

Print name	C. Chuter	Capacity	Company Secretary
Sign here		Date	01/02/08

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details
Suncorp Metway Investment Management Ltd	Suncorp General Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000
Suncorp Metway Investment Management Ltd	ELECTRICITY SUPPLY INDUSTRY SUPERANNUATION (QLD) LTD	TASMAN ASSET MANAGEMENT LIMITED <ELECTRICITY SUPPLY INDUSTRY SUPERANNUATION (QLD) LTD> GPO BOX 5078 SYDNEY NSW 2001

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	01-Feb-2008
Time	15:51:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AMENDED Ceasing To Be A Substantial Holder from SUN

END